SEC FILE NUMBER: 0-6506

CUSIP NUMBER: 654892108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 3, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nobility Homes, Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

3741 SW 7th Street

Address of Principal Executive Office (Street and Number):

Ocala, Florida 34474

City, State and Zip Code:

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed).

Although the Registrant has completed its review of its accounting treatment regarding its guarantee obligations under the Registrant’s Finance Revenue Sharing Agreement with 21st Mortgage Corporation for periods prior to the agreement’s amendment on October 25, 2011, the Registrant has been unable to date to complete its financial statements subsequent to the quarter ended August 6, 2011.

PARTY IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lynn J. Cramer	(352) 732-5157

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s quarterly report on Form 10-Q for the quarters ended February 4, May 5 and August 4, 2012 and annual report on Form 10-K for the years ended November 5, 2011 and November 3, 2012 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to determine the significant changes, if any, to the results of operations for the corresponding periods due to the fact that the Form 10-K for the year ended November 5, 2011 has not yet been filed.

Nobility Homes, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 4, 2013	By:	/s/ Lynn J. Cramer
Lynn J. Cramer
Treasurer and Principal Accounting Officer